EXHIBIT 99.1

Notice Regarding the Scheduled Delisting of American Depositary Shares from the NASDAQ Exchange

TOKYO, April 01, 2019 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI, TSE1: 3774) announced that further to its announcement on February 7, 2019 regarding its intention of delisting from the NASDAQ Exchange (“NASDAQ”), IIJ has notified the NASDAQ on April 1, 2019 (Eastern Time in the U.S.) that IIJ will apply for voluntary delisting of its American Depositaries Shares (“ADSs”) from the NASDAQ. Please see below for details.

  Reasons for Delisting
  IIJ listed its ADSs on the NASDAQ in August 1999. While it was quite rare in Japan for Internet-related companies to be listed, Internet-related companies were expanding their businesses through capital market financing in the U.S.A. Since the listing, along with business expansion, IIJ has made efforts to enhance disclosure for shareholders and investors, to comply with the disclosure requirements of the U.S. Securities laws and regulations, to prepare consolidated financial statements in accordance with the generally accepted accounting principles in the U.S.A. and to establish internal controls in accordance with the Sarbanes-Oxley Act of 2002. Meanwhile, the external environment has changed as indicated by the increase in trading volume of Japanese stocks through stock exchanges in Japan by overseas investors due to the internationalization of Japanese financial and capital markets. In addition to the market changes, our small trading volume of ADSs meets the criteria for terminating registration. Therefore, IIJ has decided to apply for delisting of its ADSs from the NASDAQ and for termination of registration of ADSs with the U.S. Securities and Exchange Commission (the “SEC”) under the Exchange Act.
  Stock Exchange on which IIJ will Maintain its Listings
  Tokyo Stock Exchange
  Schedule
April 1, 2019	IIJ to provide the NASDAQ with a written pre-notice of the delisting application
April 11, 2019 (planned)	IIJ to file Form 25 with the SEC for delisting from the NASDAQ and deregistration with the SEC
April 25, 2019 (planned)	Delisting to become effective IIJ to file Form 15F with the SEC to terminate its reporting obligations under the Exchange Act
Late July 2019 (planned)	Deregistration with the SEC to become effective Termination of IIJ’s reporting obligations under the Exchange Act to become effective

Note: The schedule provided above, including the anticipated effective dates, may be delayed if the SEC objects, requests an extended review or for other reasons.
  After Delisting
  Even after delisting its ADSs from the NASDAQ, IIJ intends to maintain its American Depositary Receipt Program in the U.S.A. through a depositary bank; therefore, IIJ anticipates that its ADSs should continue to be traded in the U.S. on the over-the-counter market. Same as now, a depositary bank will continue to handle conversion from ADS to our ordinary share traded in the Tokyo Stock Exchange which will still be available through the conversion ratio and process such as cash dividend payment.

  While IIJ’s reporting obligations under the Exchange Act (including the obligation to file annual reports on Form 20-F) should be terminated, IIJ will continue to disclose financial statements and other information as translation in English on its IR website in a timely manner to ensure that its overseas shareholders and investors should continue to have appropriate information about IIJ.
  Contact Information for Inquiries regarding IIJ’s ADSs
Name of Depositary Bank	The Bank of New York Mellon (U.S.) Depositary Receipts
Phone	1-888-269-2377 (U.S. toll free)
1-201-680-6825 (International.)
Available Monday through Friday, from 9:00am to 5:00pm, U.S. EasternTime.)
Website	www.adrbnymellon.com
www.mybnymdr.com
Mail	shrrelations@cpushareownerservices.com

Note: Those holding ADRs directly with the depositary bank may contact the above mentioned BNY Mellon Depositary Receipts with their account number for identification purposes. Those holding ADRs through other means such as brokers should contact such brokers with questions.

About IIJ

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
IIJ Investor Relations  Tel: +81-3-5205-6500  E-mail: ir@iij.ad.jp  URL: https://www.iij.ad.jp/en/ir